Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: August 3, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

Read the merger-related article

published in FMC Technologies’ internal magazine

Paris – August 3, 2016

We are pleased to share with you an article which has been published yesterday in FMC Technologies’ regular employee magazine, WellLinked.

This article outlines the common ground between Technip and FMC Technologies - embodied by our values and cultures - which forms a solid foundation for the future company. It also highlights the benefits of combining our complementary activities and strengths to create a unique and integrated oil and gas leader, as well as new opportunities and added value for all our stakeholders.

Turn to page 6 and discover Doug Pferdehirt, the future CEO of TechnipFMC, who shares his background and his views on the merger.

In September, we will also come back with you on this operation with a detailed article in the next issue of Horizons.

We hope you enjoy the reading.

General release

2016-008

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”).  INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”).  INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the report.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.  Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

PEOPLE // TECHNOLOGY // VISION ISSUE 1 // 2016

Driving change

FMC Technologies and Technip to combine, redefining the production and transformation of oil and gas

Two market leaders to combine Merger will redefine the production and transformation of oil and gas

In 2015, FMC Technologies and Technip teamed up on a compelling idea: to form an alliance and launch a joint venture to address the increasing cost and complexity of deepwater oil recovery. These reserves are critical to meeting future energy demand, but until there is a more cost-effective way to recover them, their full potential is out of reach. The resulting Forsys Subsea joint venture is delivering on its promise, reducing project costs by up to 30 percent. Now the companies are expanding that vision, combining to form TechnipFMC, a technology-driven leader that will unite their research and development, project teams, and manufacturing expertise to unlock huge potential for innovation and integration. Joining forces to better serve all markets – subsea, surface, and onshore/offshore – these highly complementary companies will change the landscape as they anticipate and meet the needs of operators who are more open to new ideas than ever before.

Doug Pferdehirt (left), FMC Technologies’ President and Chief Operating Officer, shakes hands with Thierry Pilenko, Technip’s Chairman and Chief Executive Officer at the May 19 press conference in Paris, France  2 SPOTLIGHT

www.fmctechnologies.com Common values, common culture Merger unites two industry leaders in a move that will create value and accelerate growth FMC Technologies and Technip complement each other perfectly as shown above in these images from different parts of both companies. Clockwise from top left: Technip subsea, Deep Energy; FMC Technologies’ Subsea Services platforms illustration; Technip offshore, Heidelberg Spar and FMC Technologies transporting equipment, offshore Brazil

So why does the planned combination of Houston-based FMC Technologies and Paris-based Technip make so much sense? It’s simple, explained Doug Pferdehirt, who will serve as Chief Executive Officer of the new TechnipFMC: “We’re aligned around common values, and even more important, we share a common culture.” When mergers fail, “typically it’s because you're trying to bring together two companies that have different personalities,” Pferdehirt said. “Our companies have been working together for a long time, and last year we cemented that relationship by forming an alliance and launching the Forsys Subsea joint venture.” The concept on which the joint venture was built – redefining the way subsea fields are designed, delivered, and maintained – quickly gained traction in an industry motivated to rapidly improve the economics of deepwater oil recovery. The planned stock-swap merger, announced on May 19, 2016, builds on that success and will further increase innovation, improve execution, reduce costs, and drive customer success. “These companies know each other very well,” said Thierry Pilenko, Technip’s Chairman and CEO, who has been named to serve as the new company’s Executive Chairman. “That means the integration can be completed quickly, and our customers and shareholders will immediately realize the benefits of what is truly a compelling combination of capabilities and outstanding employees.” Stronger together The transaction, expected to be completed in early 2017, will create a technology-driven leader in subsea, surface, and onshore/offshore, uniting organizations that totaled $20 billion in 2015

Building on our success This is a very special time for FMC Technologies and Technip. I am seeing firsthand the excitement our planned merger is generating and I’m not surprised. No matter what external pressures we face, our two companies never seem to stop innovating and advancing. Building on the success of our alliance and the Forsys Subsea joint venture, we now have an opportunity to accelerate change in our industry. And all of this brings us to where we are today – combining our market leading capabilities and further expanding our comprehensive and flexible service and product offering across subsea, surface and onshore/offshore. I’m very proud of what FMC Technologies has achieved and the bold moves we are making with Technip. We are organizations of remarkable scope and breadth pulling in the same direction to deliver results for our employees, customers, and shareholders. Reflecting on a 41-year career with FMC Technologies, it has been a pleasure and a privilege to work in an industry so rich with talent and for a company so committed to its people and values. I look forward to watching the combined company, TechnipFMC, prove successful in the years ahead. John Gremp (pictured) Chairman and CEO FMC Technologies  3 SPOTLIGHT

www.fmctechnologies.com Doug Pferdehirt (standing, center) is pictured with FMC Technologies employees on a visit to Angola Employees of Technip show their vibrant colors sales and together have a $20 billion backlog. It will form one of the world’s leading energy services companies, with operations in more than 45 countries. “We are redefining the production and transformation of oil and gas by bringing together two market leaders that complement each other geographically, in their customer bases, in technologies, and in how their products interact,” said Pferdehirt. The deal combines Technip’s innovative technologies and equipment as well as engineering capabilities and expertise in project management with FMC Technologies’ technical leadership, manufacturing capacity and service capabilities. “Together,” Pilenko said, “we’re going to set new standards and achieve breakthroughs in how we work with customers and in the products and services we offer.” Forsys Subsea was born of simple economics. Even when oil was trading in low triple digits, the high and rapidly escalating cost of developing and operating subsea fields was making them economically unfeasible. Then crude prices plunged, effectively shutting down investment in new deepwater plays. But in this cyclical business, supply and demand will eventually rebalance, and when they do, the world’s large subsea reserves will have to provide a major share of future hydrocarbons – but their full potential cannot be realized until there is a more cost-effective way to recover them. “There are very significant reserves in deepwater, and the owners of those blocks want solutions to reduce costs and make those projects happen,” said Pilenko. “They really want to drive costs down structurally and are challenging their own teams, and us, to sustainably reduce production costs. I think it’s a great opportunity, and it’s this type of offering that’s going to make these projects viable again.” When the market recovers, “we will be uniquely positioned, we will be integrated, and we will have a structural offering that is different from our competition. We will offer a sustainable advantage and sustainable cost reduction to our customers.” A new competitive landscape TechnipFMC is the logical extension of Forsys Subsea. Expanding the joint venture’s benefits – including 25 to 30 percent demonstrated project cost savings – across the business will reshape the competitive landscape across all markets: subsea, surface, and onshore/offshore. “The joint venture was positioned in the subsea domain because it’s where the industry has the greatest need, it’s where we have the most experience, and it’s where our companies have a historical relationship, working side by side for many years,” said Pferdehirt. Both companies share a vision to fundamentally improve project economics and have demonstrated, through Forsys Subsea, their ability to significantly lower the cost of deepwater field development through integration and by reducing complexity. “Now we will extend that vision across the enterprise, uniting all of our R&D, all of our project teams, and all of our manufacturing teams to unlock greater potential for innovation and integration.” That will create substantial value for our customers, and in the process accelerate the company’s own growth. “The combined offering in subsea is absolutely obvious,” said Pilenko. “Now we can progressively expand our product and systems offerings, get involved in more parts of the project, and substantially expand what we do for customers over the production life of their assets.”    4 SPOTLIGHT

Taking the Forsys Subsea concept further  Flexible risers and flowlines Umbilicals Pipeline / Flowline / jumper installation Subsea equipment installation Platform design, fabrication, installation Topsides design and fabrication  Subsea production systems Subsea services Control and automation systems Subsea well intervention Subsea separation and boosting systems  Integrated business model drives simplification and cost reduction  Expanded resource / asset base Further process and product standardization Reinforced full EPC execution capabilities Integrated commercial approach Deeper life-offield monitoring Stronger R&D capabilities  Significantly lower the cost of subsea field development through integration and reduced complexity Maximize client success over the life of the field Foster technological innovation to lower development costs and increase efficiency

It also opens wider the opportunity to provide integrated solutions that can have the greatest impact on improving project economics by removing unnecessary interfaces, simplifying architecture, and streamlining equipment design. “We will have the capacity to sell everything from a single piece of equipment to a fully integrated solution,” added Pilenko. Customers have a huge appetite for new ideas, Pferdehirt added. “Operators have never been more open to change. Since oil prices began falling in 2014, they have shown unprecedented openness to new ideas, and we answered the need for innovation with new business models, novel approaches in standardization and technology.” Complementary strengths Cost reduction is another key benefit. The all-stock transaction is expected to achieve pretax cost synergies of approximately $200 million in 2018 and at least $400 million in 2019 and each year thereafter. That’s in addition to the cost-reduction plans both companies are already pursuing. These savings will result largely from supply-chain efficiencies as the new company’s size provides economies of scale and purchasing leverage that neither could approach on its own, along with real estate, infrastructure optimization, and other corporate and organizational efficiencies. It’s important to recognize that the companies are not consolidating, but uniting to take advantage of complementary strengths. “We are not competitors,” Pilenko said. “We do operate, however, in some of the same geographic areas with significant presence in some countries, and even some cities, offering the opportunity to reduce real estate costs.”

FMC Technologies’ surface wellheads  FMC Technologies’ operational 3D illustration  Technip’s Jubail integrated refining complex  Technip’s operational 3D illustration  The joint venture between FMC Technologies and Technip will radically reshape the competitive landscape across all markets including surface (pictured above) and subsea (pictured right)

Industry reaction Industry analysts reacted positively to the May 19 announcement. Investment firm Piper Jaffray said of the companies, “They’re pursuing the holy grail of integration. They're trying to drive simplification and standardization. It’s an ambitious agenda.” Investment researchers at Market Realist said TechnipFMC “could become one of the top oilfield equipment services providers in the world,” citing these reasons: • Global expertise spanning a larger geographic footprint. • Technology that can reduce maintenance costs while increasing energy production in an environment of constrained capital spending. • Diversified product offerings, from supply of flexible pipe to turnkey design, engineering, procurement, and production services. Wells Fargo Securities told clients, “The announced merger officially ushers in a new era for the offshore services/ equipment sector as it combines the leading subsea equipment manufacturer with a leader in offshore engineering, construction, and field development. We believe the combination could hold unique long-term synergy opportunities and makes strategic sense to better service offshore operators and lower the deepwater cost curve.” Morgan Stanley also applauded the transaction. “The deal creates value through $400 million in annual cost synergies, which excludes additional revenue synergies, as we expect the new entity to win incremental work by creating value for customers,” the company wrote in a report to investors. “The companies have demonstrated their ability to reduce project costs by 25-30 percent, or $5-7 per barrel. ... We expect the merger to allow for additional value creation and cost reduction via technology innovation, taking a holistic approach to life-offield services.”  innovation, taking a holistic approach to life-offield services.” The joint venture between FMC Technologies and Technip will radically reshape the competitive landscape across all markets including surface (pictured above) and subsea (pictured right) FMC Technologies’ operational 3D illustration FMC Technologies’ surface wellheads Technip’s operational 3D illustration Technip’s Jubail integrated refining complex It also opens wider the opportunity to provide integrated solutions that can have the greatest impact on improving project economics by removing unnecessary interfaces, simplifying architecture, and streamlining equipment design. “We will have the capacity to sell everything from a single piece of equipment to a fully integrated solution,” added Pilenko. Customers have a huge appetite for new ideas, Pferdehirt added. “Operators have never been more open to change. Since oil prices began falling in 2014, they have shown unprecedented openness to new ideas, and we answered the need for innovation with new business models, novel approaches in standardization and technology.” Complementary strengths Cost reduction is another key benefit. The all-stock transaction is expected to achieve pretax cost synergies of approximately $200 million in 2018 and at least $400 million in 2019 and each year thereafter. That’s in addition to the cost-reduction plans both companies are already pursuing. These savings will result largely from supply-chain efficiencies as the new company’s size provides economies of scale and purchasing leverage that neither could approach on its own, along with real estate, infrastructure optimization, and other corporate and organizational efficiencies. It’s important to recognize that the companies are not consolidating, but uniting to take advantage of complementary strengths. “We are not competitors,” Pilenko said. “We do operate, however, in some of the same geographic areas with significant presence in some countries, and even some cities, offering the opportunity to reduce real estate costs.” SPOTLIGHT 5

TechnipFMC: benefits of the combination  1 A technology-driven leader in subsea, surface, and onshore/offshore The merger combines Technip’s innovative systems and solutions, state-of-the-art assets, engineering strength, and project management capabilities with FMC Technologies’ manufacturing, technology, and service capabilities. TechnipFMC will engage with customers earlier in the development process to design, deliver, and install more comprehensive solutions, redefining the production and transformation of hydrocarbons. 2 Individual products to full-range solutions The new company will have a simplified goto- market strategy that ranges from individual products and services to fully integrated solutions. A single interface that ensures seamless execution will significantly reduce development costs for new and existing fields. 3 Broader portfolio for accelerated growth The new company will foster technology innovation, integrate and improve project execution, reduce costs for customers, and expand competencies in digital life-of-field and data management services to reduce maintenance and increase production. 4 Building on the existing alliance Merging the companies logically follows the alliance the companies formed in June 2015 to better serve the subsea market. Fully uniting the talented employees and technology expertise of two industry leaders will achieve even broader global reach and drive profitable growth and value creation. 5 Cost savings Supply-chain efficiencies, real estate, infrastructure optimization, and other corporate and organizational efficiencies will account for most of the $400 million in annual cost reductions. 6 Strong balance sheet TechnipFMC will have one of the strongest balance sheets in the industry, enabling it to pursue profitable growth and value creation – especially as energy market conditions improve.  Reliable and efficient execution • Concept • Project delivery • Beyond Differentiated equipment and technologies • Highly complementary portfolio • Scaling up best-in-class R&D • Subsea • Surface • Onshore / Offshore Comprehensive, flexible offering • Combined revenue of c.$20bn • Strong backlog providing visibility • Solid balance sheet • Synergies Robust financial profile • Complementarity • Existing alliance • Talented employees Building on proven success  Strong financial profile Backlog Revenue EBITDA1 Gross cash position  $20bn $20bn $5.7bn $4.0bn $6.4bn $1.0bn $1.0bn (15.2% margin) $16bn $13.5bn $1.4bn $4.7bn (10.6% margin) $2.4bn (12.1% margin) Notes: Revenue and operating profit as of YE2015. Backlog, debt and cash position as of March 31, 2016. EBITDA1 before restructuring, impairment and other exceptional items as defined by both companies in their respective previous public filings  6 SPOTLIGHT

Strong complementarities – estimated combined revenue breakdown1 Diversified client base 1Average 2015 USD/EUR FX rate of 1.1097 Notes: Based on 2015A revenues and estimated split between IOC/NOC/Independent, Midstream and OFS of 35%/35%/30% for FMC Technologies and 40%/40%/20% for Technip. 23% OTHERS INCLUDE: • INDEPENDENTS • MIDSTREAM • OFS PLAYERS 38% INTERNATIONAL OIL COMPANIES 38% NATIONAL OIL COMPANIES Important Information for Investors and Securityholders Forward-Looking Statements This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forwardlooking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forwardlooking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Additional Information Important Additional Information Will be Filed with the SEC TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www. sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip). Important Additional Information Will be Made Available in an Information Document Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com. Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available. Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/ prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies, and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.   SPOTLIGHT 7

www.fmctechnologies.com Meet the CEO Doug Pferdehirt grew up in Pittsburgh, about 100 miles from where the first commercial oil well in the United States, drilled in 1859 by Colonel Edwin Drake, helped launch an entire industry Pferdehirt’s first exposure to energy production was a chance encounter with an old drilling rig while he was a teenager. “My friends and I were exploring the forests of central Pennsylvania when we came across a man with a homemade wooden derrick cable-tool drilling rig. He was trying to tap into some shallow natural gas so he could keep his family warm that winter,” said Pferdehirt, who is currently President and Chief Operating Officer of FMC Technologies. “I had never seen a drilling rig before, but we stayed and helped him. That was my first experience of the oil and gas industry.” Youthful adventures aside, it was the desire to become an engineer that led Pferdehirt to pursue energy as a career. One of five children, he was interested in engineering but didn’t want to follow his older brother into chemical engineering. Instead, he earned a bachelor’s degree in petroleum and natural gas engineering from Penn State University in 1986 and headed to the Permian Basin of West Texas to start his career, which has spanned almost 30 years in the industry and included everything from climbing derricks to discussing geo-politics with world leaders. Pferdehirt is starting a new chapter in his career as Chief Executive Officer of FMC Technologies, a position he will assume in September, and CEO of what will be one of the world’s largest oil and gas service companies, TechnipFMC, when the merger transaction closes in early 2017. For this issue of WellLinked, we sat down with Pferdehirt to learn more about him and his views on the merger with Technip. WellLinked: It was announced in May that you will succeed John Gremp as CEO of FMC Technologies in September. And now you’ve been named CEO of TechnipFMC and a director on the new company’s board at the effective time of the merger. What is going through your mind right now? Pferdehirt: I am feeling incredibly honored and humbled to be appointed CEO of FMC Technologies and TechnipFMC. I want to start by thanking John Gremp who continues to give me unconditional support. He has been a great leader for FMC Technologies and truly embodies the core values of our company. He taught me what it means to be a leader. Because of John, we are on a solid foundation to move into a new chapter TechnipFMC is going to set new standards. We will make breakthroughs in the way we work with customers and what 8 SPOTLIGHT – INTERVIEW we offer them. Doug Pferdehirt, FMC Technologies’ President and COO (right) of our history with Technip. I have known Thierry Pilenko (Technip Chairman and CEO) for more than 20 years, and we share the same vision for our companies, which have proven track records of innovation and helping customers meet their most difficult challenges. I am excited about the formation of TechnipFMC and look forward to working with Thierry and other leaders to bring together the outstanding employees, cultures and capabilities of our organizations to redefine the production and transformation of oil and gas. Why is this the right time to merge FMC Technologies and Technip? Pferdehirt: Both companies have shared a vision to provide step changes in project economics, and we are delivering on that goal through our alliance and joint venture by significantly lowering the cost of subsea field development through integration and reduced complexity. The reaction to our alliance and joint venture has been quite spectacular. Customers are quickly embracing this new business model, which we will extend across the broader portfolio of our two companies. This merger will further accelerate project economic improvement, deliver seamless and integrated project execution, and allow us to unlock greater potential for technology innovation and integration as one company. We also recognize that our customers want different options in the commercial model, and TechnipFMC will be uniquely positioned to offer everything from discrete products and services to fully integrated solutions. Was this transaction driven by the market downturn? Pferdehirt: This planned merger was not driven by hydrocarbon prices, nor was the creation of our alliance and joint venture. When the companies began to talk, it was a very different market environment. We formed the alliance because we shared a common vision and saw that customers could realize significant savings and improved project economics through simplified subsea architectures. The same holds true today. What we have learned and experienced together is that there’s more we can do beyond the scope of the alliance we have today. So that creates opportunity. If you could summarize this merger in one word, what would it be? Pferdehirt: Unique. We will make breakthroughs in the way we work with customers and what we offer them. Our individual offerings are highly complementary, and we have multiple interfaces in the subsea ecosystem. Our products and services physically connect to each other. Working as one company, we will improve subsea architecture and infrastructure by removing unnecessary interfaces and open up the complete technology portfolios of both organizations, removing the challenges associated with developing further proprietary technology. And we plan to offer the same capabilities beyond subsea. This is truly unique and transformative for the industry. You mentioned that our offerings are complementary. What about our cultures? Pferdehirt: Because of the experience we have had over multiple years of working in the same industry – and certainly over the past year, working as alliance and joint venture partners – it’s clear that our companies have shared values and, more important, common personalities. We work very well together. Thierry and I are confident that we will have a very successful integration. What do you like best about the energy industry? Pferdehirt: What I’ve always liked best about the industry is its talented people and diversity of thought. I’ve enjoyed living and traveling around the world and being able to harness that talent and diversity has been extremely exciting and rewarding. What do you do outside of work? Pferdehirt: I am an avid sports fan and an active participant in various charitable causes, including chairing the board of the American Heart Association in Houston. But family comes first. I am the father of three girls ranging from high school to law school to medical school. I met my wife, Jeanine, while she was in high school, and she is the core of our family. She has helped my daughters and me achieve our collective success. 9 SPOTLIGHT – INTERVIEW